UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K, unless otherwise indicated, the term “Company,” refers to DDC Enterprise Limited.

On June 24, 2024, Jeffrey S. Ervin  was appointed as the Company’s Co-Chief Financial Officer pursuant to an employment agreement which provides an annual base salary of $240,000 and an initial grant of an option to purchase 100,000 of the Company’s Class A Ordinary Shares subject to the terms of the Company’s 2023 Employee Share Option Plan, which vests quarterly over four years so long as Mr. Ervin remains employed by the Company and with an exercise price equal to fair market value of the Class A Ordinary Shares on the date of grant which was $1.14 per share. Mr. Ervin may also be awarded an annual bonus based on achievement of goals to be determined by the Compensation Committee of the Board of Directors of the Company. The employment agreement reflects that Mr. Ervin’s employment with the Company is initially part-time. The employment agreement is in substantially the form of employment agreement with other executive officers of the Company, which was attached as Exhibit 10.1 to the Company’s Form F-1 filed with the Securities Exchange Commission on November 16, 2023, and which is incorporated into this Form 6-K by reference, except that Mr. Ervin’s severance benefit is reduced to one month of base salary.

Jeffrey S. Ervin co-founded IMAC Holdings, Inc. (NASDAQ: BACK) in March 2015 and served as its Chief Executive Officer and a Chairman of its Board of Directors until May 2024. From October 2011 to March 2015, Mr. Ervin was the senior financial officer of Medicare.com parent Medx Publishing and was tasked with building administrative functions to satisfy rapid growth in the CMS education sector. During this time through March 2015, Medicare.com earned INC. 500 recognition and he was instrumental in the acquisition of Medicaid.com, which was sold to United Healthcare Group. Mr. Ervin was the Senior Financial Analyst and Vice President of Finance for the Baptist Hospital System of Nashville from 2006 to September 2011, responsible for sourcing and managing direct investments to satisfy pension obligations. He received his M.B.A from Vanderbilt University and his B.S. in finance from Miami University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: June 25, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated June 25, 2024

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